FlatWorld Acquisition Corp.

(a corporation in the development stage)

BALANCE SHEET

Unaudited

as of December 31, 2010

ASSETS
Current assets
Cash	$344,608
Prepaid expense and other current assets	12,595
Due from Affiliate	61,458
Total current assets	418,662
Restricted cash equivalents held in Trust Account	22,440,911
Total assets	$22,859,573
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$68,958
Deferred legal fee	50,000
Deferred underwriting fee	181,253
Total liabilities	300,211

Ordinary shares subject to possible redemption (1,683,000 ordinary shares, at an initial per-share redemption price of approximately $10.20)	17,166,600
Commitments (see Note E)
Shareholders’ equity
Preferred shares, no par value; 5,000,000 shares authorized; no shares issued and outstanding	—

Ordinary shares, no par value, unlimited shares authorized; 2,832,500 shares issued and outstanding (including 1,683,000 ordinary shares subject to possible redemption)	3,907,518

Additional paid-in capital	1,500,000

Deficit accumulated during development stage	(14,756)
Total shareholders’ equity	5,392,762
Total liabilities and shareholders’ equity	$22,859,573

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended December 31, 2010	Six Months Ended December 31, 2010	June 25, 2010 (date of inception) to December 31, 2010

Revenue	$—	$—	$—
General and administrative expenses	15,405	15,763	15,763
Loss from operations	(15,405)	(15,763)	(15,763)
Interest and dividend income	1,006	1,006	1,006
Net loss attributable to ordinary shareholders	$(14,399)	$(14,756)	$(14,756)
Weighted average number of ordinary shares outstanding, basic and diluted	1,019,313	833,643	833,643
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.01)	$(0.02)	$(0.02)

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from June 25, 2010 (date of inception) to December 31, 2010

(Unaudited)

	Ordinary Shares		Additional paid-in capital	Deficit accumulated during development stage	Total shareholders’ equity

	Shares	Amount no par

Sale of ordinary shares issued to initial shareholder on July 9, 2010 at approximately $0.040 per share, as adjusted	632,500	$25,000	$—	$—	$25,000

Sale of 2,200,000 units on December 12, 2010, net of underwriters’ discount and offering expenses (including 1,683,000 ordinary shares subject to possible redemption)	2,200,000	21,049,118			21,049,118

Net proceeds subject to possible redemption 1,683,000 ordinary shares		(17,166,600)			(17,166,600)

Sale of 2,000,000 private placement warrants on December 12, 2010			1,500,000		1,500,000

Net loss attributable to ordinary shareholders	—	—	—	(14,756)	(14,756)
Balances, December 31, 2010	2,832,500	$3,907,518	$1,500,000	$(14,756)	$5,392,762

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended December 31, 2010	June 25, 2010 (date of inception) to December 31, 2010
Cash Flows from Operating Activities
Net loss attributable to ordinary shareholders	$(14,756)	$(14,756)
Adjustments to reconcile net loss attributable to ordinary shareholders to net cash used in Changes in operating assets and liabilities:
Increase in prepaid expense and other current assets	(12,595)	(12,595)
Increase in due from Affiliate	(61,458)	(61,458)
Increase in accounts payable and accrued expenses	27,500	27,500
Net cash used in operating activities	(61,309)	(61,309)
Cash Flows from Investing Activities
Restricted cash equivalents held in Trust Account	(22,440,911)	(22,440,911)
Cash Flows from Financing Activities
Proceeds from note payable, shareholder	125,000	125,000
Proceeds from issuance of ordinary shares to initial shareholder	25,000	25,000
Proceeds from public offering	22,000,000	22,000,000
Proceeds from issuance of warrants	1,500,000	1,500,000
Payment of note payable, shareholder	(125,000)	(125,000)
Payment of offering costs	(678,172)	(678,172)
Net cash provided by financing activities	22,846,828	22,846,828
Net increase in cash	344,608	344,608
Cash at beginning of the period	—	—
Cash at end of the period	$344,608	$344,608
Supplemental disclosure of non-cash financing activities:
Accrued offering costs	$41,458	$41,458
Deferred underwriting fee	$181,253	$181,253
Deferred legal fee	$50,000	$50,000

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to December 31, 2010

NOTE A — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FlatWorld Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed on June 25, 2010 as a British Virgin Islands business company with limited liability. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with an unidentified operating business or assets (“Business Transaction”). The Company’s efforts in identifying a prospective target business for its Business Transaction will not be limited to a particular industry, geographic region or minimum transaction value, but will focus its search on identifying a prospective target business in either (i) the global business services sector or (ii) emerging Asian markets. The Company is considered to be in the development stage as defined in FASB Accounting Standard Codification, or FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. The Company has selected June 30th as its fiscal year end.

The Company is currently evaluating Business Transaction candidates. All activity through December 31, 2010 relates to the Company’s formation and initial public offering described below and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The registration statement for the Offering was declared effective on December 9, 2010. The Company consummated the Offering on December 15, 2010 and received net proceeds of approximately   $21,000,000.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Transaction. Furthermore, there is no assurance that the Company will be able to successfully affect a Business Transaction. Upon the closing of the Offering and the private placement of warrants, $22,440,000 was placed in a trust account (“Trust Account”) and invested in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “1940 Act”) with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act. The funds in the Trust Account will not be released until the earlier of (i) the consummation of a Business Transaction or (ii) the distribution of the Trust Account as described below.

The Company, after signing a definitive agreement for the acquisition of one or more target businesses or assets will provide its shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and up to 100% of the interest earned on the proceeds placed in the Trust Account which the Company may withdraw for working capital purposes, upon the consummation of its Business Transaction.  The Company is not required to submit the transaction for shareholder approval prior to consummating the Business Transaction. If no shareholder approval is sought, the Company will proceed with a Business Transaction if it is approved by its board of directors and less than 76.5% of the public shareholders exercise their redemption rights.  Only in the event that the Company seeks shareholder approval in connection with its initial Business Transaction, the Company will proceed with a Business Transaction only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Transaction. However, the Company's sponsor’s, officers’, directors’ or their affiliates’ participation in privately-negotiated transactions (as described in the prospectus and solely in the event the Company seeks shareholder approval and is not subject to foreign private issuer rules), if any, could result in the approval of a Business Transaction even if a majority of the Company’s public shareholders either vote against, or indicate their intention to vote against, such Business Transaction. If the Company is subject to the U.S. domestic issuer rules at the time of Business Transaction, the Company's public shareholders voting in favor of initial Business Transaction may elect to exercise their redemption rights and shall be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes and any interest earned on the proceeds placed in the Trust Account actually withdrawn for working capital purposes, but the Company's public shareholders voting against the Business Transaction and electing to exercise their redemption rights shall only be entitled to receive cash equal to their pro rata share of the aggregate amount in the Trust Account less taxes and interest earned on the proceeds placed in the Trust Account. These ordinary shares are recorded at redemption value and classified as temporary equity, in accordance with FASB ASC 480-10. FWAC Holdings Limited (the “sponsor”) has agreed, in the event the Company seeks shareholder approval of its Business Transaction, to vote its initial shares in favor of approving a Business Transaction. The sponsor and the Company’s officers and directors have also agreed to vote ordinary shares acquired by them in this offering or in the aftermarket in favor of a Business Transaction submitted to the Company’s shareholders for approval.

The Company’s sponsor, officers and directors have agreed that the Company will only have 21 months from December 9, 2010, the date of the prospectus for the Offering, to consummate its initial Business Transaction.  If the Company does not consummate a business transaction within such 21 month period, it i) will distribute the Trust Account to the public shareholders, pro rata, less taxes and up to 100% of the interest earned on the proceeds placed in the Trust Account which it may withdraw for working capital purposes by way of redemption and (ii) intends to cease all operations except for the purpose of any winding up of its affairs.

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to December 31, 2010

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Development stage company

The Company complies with the reporting requirements of FASB ASC 915, “Development Stage Entities.” At December 31, 2010, the Company had not commenced any operations nor generated revenue to date. All activity through  December 31, 2010 relates to the Company’s formation and the Offering and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The Company will not generate any operating revenues until after completion of a Business Transaction, at the earliest. The Company will generate non-operating income in the form of interest income on the designated Trust Account after the Offering.

Net loss per share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss applicable to shareholders by the weighted average number of ordinary shares outstanding for the period. At December 31, 2010, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary share and then share in the earnings of the Company. As the Company reported a net loss for all periods presented, the effect of the 4,200,000 warrants (including 2,000,000 warrants issued to the members of the Sponsor in connection with the private placement), have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share for all periods presented.

Ordinary Shares subject to possible redemption

The Company accounts for redeemable ordinary shares that are redeemable for cash or other assets, by classifying them outside of permanent equity if they are redeemable at the option of the holder. In addition, the amount of ordinary shares subject to redemption is classified outside of permanent equity to the extent that such redemption does not cause a liquidation event. As discussed in Note A, in no event will the Company redeem its public shares in an amount that would exceed 76.5% of the shares sold in the Offering .

Accordingly, 1,683,000 of ordinary shares have been classified outside of permanent equity at redemption value, which is equal to the per share amount held in the Trust Account. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of ordinary shares subject to redemption equal its redemption value at the end of each reporting period.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Restricted cash equivalents held in the Trust Account

The amounts held in the Trust Account represents substantially all the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a business transaction. As of December 31, 2010, the funds held in the Trust Account were invested in combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures” approximates the carrying amounts represented in the balance sheet.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 securities.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.  Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

  Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure.  Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.  The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to December 31, 2010

Investments

The Company carries its investments in money market funds at fair value. The Company’s investments are classified as level 1 under the fair value hierarchy. Security transactions are recorded on a trade date basis. Unrealized gains and losses are included in the statements of operations.

Income tax

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company did not establish a valuation allowance as of December 31, 2010 as there were no deferred tax assets at that date.

The Company adopted the provisions of FASB ASC 740-10-25 which establishes recognition requirements for the accounting for income taxes. There were no unrecognized tax benefits as of July 9, 2010. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2010. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.  The Company is subject to income tax examinations by major taxing authorities since inception. The adoption of the provisions of FASB / ASC 740-10-25 did not have a material impact on the Company’s financial position and results of operation and cash flows as of and for the period ended December 31, 2010.

Recently issued accounting standards

The Company does not believe that the adoption of any new recently issued accounting standards will have a material impact on its financial position and results of operations.

NOTE C — INITIAL PUBLIC OFFERING

On December 15, 2010, the Company consummated its sale to the public of 2,200,000 units at $10.00 per unit (“Units”). Each Unit consists of one ordinary share of the Company, no par value, and one warrant to purchase one ordinary share (“Warrant”). Each warrant entitles the holder to purchase one ordinary share at a price of $11.00. Each warrant will become exercisable on the later of (i) 30 days after the Company’s completion of a Business Transaction or (ii) one year from December 9, 2010, the date of the prospectus for the Offering, and will expire five years from the date of the Company’s initial Business Transaction, or earlier upon redemption or liquidation.  If the Company is unable to deliver registered ordinary shares to the holder upon exercise of Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.

The Warrants will be redeemable by the Company at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the volume weighted average price of the Ordinary Shares is at least $16.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to December 31, 2010

NOTE D — RELATED PARTY TRANSACTIONS

On July 9, 2010, the Company issued to its sponsor 1,078,125 ordinary shares for an aggregate amount of $25,000 in cash.  On October 8, 2010, the Company effected a share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.933333 ordinary shares.  On November 9, 2010, the Company effected another share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.5714286 ordinary shares. On December 9, 2010, the Company effected a 1.1 for 1 share split (forward) of its issued and outstanding ordinary shares. As a result, the Company’s sponsor (and sole shareholder) was left with 632,500 ordinary shares (up to 82,500 of which are subjected to forfeiture if the underwriters’ over-allotment option is not exercised in full).  All share information in the Company’s financial statements have been retroactively restated for the effect of this share combination. The sponsor has agreed that the ordinary shares purchased by it prior to consummation of the Offering will not be sold or transferred until one year following consummation of a Business Transaction, subject to certain limited exceptions.

The Company has entered into an unsecured promissory note with the Company’s sponsor in an aggregate principal amount of $125,000. The note did not bear interest. The note was payable on the earlier of (i) July 9, 2011 or (ii) the date of the consummation of the Offering. This promissory note was repaid on December 15, 2010.

During the period, an affiliate of the Company paid certain vendor bills on behalf of the Company in the amount of $37,700.  The advance was non-interest bearing and payable upon the earlier of July 9, 2011 or upon consummation of the Offering. This amount was repaid on August 23, 2010.

During the period, the Company transferred money to an affiliate to settle certain vendor bills on behalf of the Company.  As of December 31, 2010, $61,458 had not been paid out to third party vendors and was recorded on the balance sheet as “due from Affiliate”.

The sponsor purchased, in a private placement, 2,000,000 warrants prior to the Offering at a price of $0.75 per warrant (a purchase price of $1,500,000) from the Company. Based on the observable market prices, the Company believes that the purchase price of $0.75 per warrant for such warrants will exceed the fair value of such warrants on the date of the purchase. The valuation is based on comparable initial public offerings by blank check companies in 2009 and 2010. The sponsor has agreed that the warrants purchased by it will not be sold or transferred until 30 days following consummation of a Business Transaction, subject to certain limited exceptions. If the Company does not complete a Business Transaction, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the sponsor will expire worthless. The Company intends to classify the private placement warrants within permanent equity as additional paid-in capital in accordance with FASB ASC 815 derivatives and hedging.

On December 9, 2010, the Company entered into an Administrative Services Agreement with FWC Management Services Ltd, an entity controlled by two officers of the Company, for an estimated aggregate monthly fee of $7,500 for office space, secretarial, and administrative services. This agreement expires upon the earlier of the successful completion of the Company’s Business Transaction or 21 months from December 9, 2010, the date of the prospectus.

The sponsor will be entitled to registration rights pursuant to a registration rights agreement signed on December 9, 2010, the date of the prospectus for the Offering. The sponsor will be entitled to demand registration rights and certain “piggy-back” registration rights with respect to its ordinary shares, the warrants and the ordinary shares underlying the warrants, commencing on the date such ordinary shares or warrants are released from lockup. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to December 31, 2010

NOTE E — COMMITMENTS

The Company granted the underwriters a 45-day option to purchase up to 330,000 additional Units to cover the over-allotment at the initial public offering price less the underwriting discounts and commissions.

The Offering proceeds include a contingent fee equal to 3.75% of the sum of: (i) the gross proceeds of the Offering (less any amounts redeemed by investors pursuant to any redemption, cash conversion right or privately negotiated transaction) and (ii) the gross proceeds from any new equity raised, payable to Rodman & Renshaw and/or such other firms, if any, who are instrumental in advising us in connection with the consummation of the Company’s initial Business Transaction.

The Company also issued a unit purchase option, for $100, to Rodman & Renshaw, LLC (“Rodman”), the representative of the underwriters in the Offering, to purchase 88,000 Units (4% of the total number of units sold in the Offering) at an exercise price of $12.50 per Unit. The Units issuable upon exercise of this option are identical to the Units offered in the Offering. This option is exercisable commencing on the later of the consummation of a Business Transaction and one year from the date of the Offering and expiring five years from the date of the Offering. The Company accounts for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimates the fair value of this unit purchase option is approximately $2.59 per unit using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter is estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.78% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

NOTE F — PREFERRED SHARES

The Company is authorized to issue 5,000,000 preferred shares divided into five classes, Class A through Class E, each comprising 1,000,000 preferred shares with such designation, rights and preferences as may be determined by the Company's board of directors. The Company has five classes of preferred shares to give it flexibility as to the terms on which each Class is issued. No preferred shares are currently issued or outstanding at December 31, 2010.

NOTE G —RESTRICTED CASH EQUIVALENTS HELD IN TRUST ACCOUNT

Subsequent to the Offering, an amount of $22,440,000 (including $825,000 of deferred underwriting fee), of the net proceeds of the Offering was deposited in an interest-bearing trust account and invested in combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act. The Fair Value of Investments at December 31, 2010 was $22,440,000.

NOTE H —FAIR VALUE MEASUREMENTS

The Company adopted ASC 820, “Fair Value Measurement” for its financial assets that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position and results of operations.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2010, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Restricted cash held in the Trust Account	$22,440,000	$22,440,000	$ -	$ -

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to December 31, 2010

NOTE I – OTHER EVENTS

On December 29, 2010, Shri Krishan (S.K.) Gupta notified FlatWorld Acquisition Corp. (the “Company”) that he was resigning from his position as assistant secretary of the Company, effective immediately.  Mr. S.K. Gupta will remain a member of the Company’s board of directors.

The Company determined that because of the resignation of S.K. Gupta, it did not meet the requirements set forth in Rule 3b-4 of the Securities Exchange Act of 1934, as amended, to qualify as a foreign private issuer as of the last business day of its second fiscal quarter (December 31, 2010).  As a result, the Company will become subject to the U.S. federal securities laws and rules governing domestic issuers as of the first day of its next fiscal year, or July 1, 2011.

NOTE J – SUBSEQUENT EVENTS

On January 25, 2011, the Company consummated the closing of an additional 95,500 Units pursuant to the exercise of the underwriters' over-allotment option. Each Unit consists of one ordinary share, no par value per share, and one warrant to purchase one ordinary share.  The representative of the underwriters notified the Company that they will not be exercising the remaining portion of the over-allotment option (234,500 Units). On January 25, 2011, the Company’s sponsor forfeited 58,625 ordinary shares back to the Company.

The Units were sold at an offering price of $10.00 per Unit, bringing total gross proceeds to the Company from the 2,295,500 Units sold in its IPO (including the 95,500 Units sold pursuant to the over-allotment option) to $22,955,000. A total of $23,374,785 (including the proceeds of a previously announced private placement) has been placed in Trust Account.